SEC FILE NUMBER: 001-35843

CUSIP NUMBER: 482738 10 1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:  September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________

PART I – REGISTRANT INFORMATION

KVH Industries, Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

50 Enterprise Center

Address of Principal Executive Office (Street and Number)

Middletown, RI 02842

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed in the Current Report on Form 8-K filed by KVH Industries, Inc. (“KVH”) with the Securities and Exchange Commission on August 9, 2022, KVH sold the assets primarily related to its inertial navigation segment (the “Business”) to EMCORE Corporation (“EMCORE”) on that date pursuant to the terms of the Asset Purchase Agreement (the “Purchase Agreement”) dated as of August 9, 2022 by and among KVH, EMCORE and Delta Acquisition Sub, Inc. On August 16, 2022, KVH filed an amendment to that Current Report on Form 8-K to disclose certain unaudited pro forma financial statements giving effect to the disposition of the Business.

Pursuant to the terms of the Purchase Agreement, KVH agreed to deliver to EMCORE certain audited and unaudited financial statements relating to the disposition of the Business, which the Company delivered to EMCORE on October 25, 2022.

As a result of the added demands on KVH’s financial and accounting personnel arising from the preparation of the foregoing audited, unaudited and pro forma financial statements relating to the disposition of the Business, KVH was unable to compile in a timely manner the information required to prepare its Quarterly Report on Form 10-Q for the three months ending September 30, 2022 (the “Form 10-Q”) without unreasonable effort or expense. KVH currently anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed due date, but there can be no assurance that the Form 10-Q will be filed by that date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Roger A. Kuebel	(401)	847-3327
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the disposition of the Business, the Form 10-Q is required to report the results of operations of the inertial navigation segment in discontinued operations, which impacts the presentation of multiple line items in KVH’s consolidated statements of operations. As discussed in Part III above, KVH has been unable to complete the compilation of such information prior to the date hereof and, accordingly, cannot make a reasonable estimate of its results of operations for the three and nine months ended September 30, 2022.

KVH Industries, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2022	By:	/s/ Roger A. Kuebel
Roger A. Kuebel
Chief Financial Officer